[redacted]

11019957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 WASH., DC 200

SEC FILE NUMBER
8- 40608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W.H. Mell Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Springfield Ave.
(No. and Street)

Summit	New Jersey	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
S. Bradley Mell (908) 273 - 4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039 - 1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, S. Bradley Mell affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of W.H. Mell Associates, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

S. Bradley Mell
Title: President

Date: 2-28-11

Sworn to and subscribed before me
This 28th day of February, 2011

Notary Public

Diane M. Fredricks
Notary Public of New Jersey
My Commission Expires December 29, 2013

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
( )	(d)	Statement of Changes in Financial Condition.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)		Statement of Cash Flows.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

W.H. MELL ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 806,066	$ 811,360
Deposit with clearing broker	100,000	100,000
Securities owned - trading	13,211,463	11,092,121
Investment in subsidiary	34,074	26,470
Interest receivable	317,019	246,805
Fixed assets, net of accumulated depreciation	102,186	110,106
Security deposits	6,563	6,563
Other assets	63,118	46,510
	$ 14,640,489	$ 12,439,935

	2010	2009
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to clearing broker	$ 11,804,571	$ 9,219,092
Securities sold, not yet purchased	45,197	49,477
Note payable - employee	-	250,000
Accounts payable and other accrued expenses	704,026	955,730
Total Liabilities	12,553,794	10,474,299
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	1,188,484	1,067,425
Total Stockholder's Equity	2,086,695	1,965,636
	$ 14,640,489	$ 12,439,935

W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 806,066	$ 811,360
Deposit with clearing broker	100,000	100,000
Securities owned - trading	13,211,463	11,092,121
Investment in subsidiary	34,074	26,470
Interest receivable	317,019	246,805
Fixed assets, net of accumulated depreciation	102,186	110,106
Security deposits	6,563	6,563
Other assets	63,118	46,510
	$ 14,640,489	$ 12,439,935

	2010	2009
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to clearing broker	$ 11,804,571	$ 9,219,092
Securities sold, not yet purchased	45,197	49,477
Note payable - employee	-	250,000
Accounts payable and other accrued expenses	704,026	955,730
Total Liabilities	12,553,794	10,474,299
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	1,188,484	1,067,425
Total Stockholder's Equity	2,086,695	1,965,636
	$ 14,640,489	$ 12,439,935